Mail Stop 3010

April 28, 2009

Via U.S. Mail and Facsimile 917.591.3412

Mr. Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn
      Enterprises L.P.
Icahn Enterprises L.P.
767 Fifth Street, Suite 4700
New York, NY 10153

> **Re:**   **Icahn Enterprises L.P.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed March 4, 2009**
>   **File No. 1-9516**

Dear Mr. Ragone:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 6. Selected Financial Data

1.   It appears that EBITDA is used as a performance measure and you have excluded
        the components of EBITDA without demonstrating the usefulness of excluding
        these recurring items. Please explain to us how you considered the need to
        provide the disclosures in Item 10(e) of Regulations S-K and questions 8 and 15
        of the SEC's *Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures* for this measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Consolidated Financial Results of Continuing Operations

Investment Management

Revenues, page 56

2.   We note that in the event that sufficient net profits are not generated by an
        Investment Fund that the special profits interest allocation will be carried forward
        for any shortfall to the targeted amount. Regarding the waiving of special profits
        interest allocations effective January 1, 2008, please confirm to us that the target
        special profits interest allocations will not be due in future periods related to all
        investments held during fiscal year 2008, not only the $510 million net
        investment made by you and affiliates of Carl Icahn during the current year ended
        December 31, 2008. It appears that based on your disclosure that the $70 million
        representing the entire fiscal 2008 Target Special Profits Amount will be carried
        forward into future periods and will be accrued to the extent that there are
        sufficient net profits in the Investment Funds during the investment period to
        cover such amounts.

Automotive, page 62

3.   Please tell us the basis for consolidating the financial position, results of
        operations and cash flows of Federal-Mogul Corporation as of March 1, 2008,
        which approximates the date of acquisition of Federal-Mogul by a separate
        limited partnership wholly-owned by Carl Icahn, and not as of July 3, 2008, the
        date of acquisition by the partnership. Please cite accounting literature relied
        upon.

Other Liquidity and Capital Resource Items

Distributions

Preferred Units, page 80

4.   Please tell us and disclose in future filings the company's ability to redeem the preferred units by March 31, 2010. We note that you have the option to settle the redemption in cash or issuance of depository units. Please tell us and disclose the sources of cash that would be used to redeem the preferred units if you were to redeem the preferred units for cash. If such preferred units are redeemed for depository units, please discuss whether the amount of authorized depository units available for issuance is sufficient to redeem the preferred units. If not, please note whether you will authorize additional depository units to redeem the preferred units.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 94

5.   We note that you separately present the assets and liabilities of your continuing operating segments on the face of your consolidated balance sheets. Explain to us how your presentation complies with Rule 5-02 of Regulation S-X.

6.   We note that you have a balance in accumulated other comprehensive loss as of December 31, 2008. Please tell us how the disclosure of Partners' equity within your consolidated balance sheets complies with paragraph 26 of SFAS 130. Further, please tell us what accounting literature you relied upon to disclose only the balance as of the end of the most recently completed fiscal year.

Consolidated Statements of Operations, page 95

7.   We note that you disclose only the revenue totals for each of your continuing operating segments on the face of your consolidated statements of operations. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 97

8.   We note that you separately present operating, investing, and financing cash flows of your continuing operating segments on the face of your consolidated statements of cash flows. Please cite accounting literature relied upon in determining how such presentation is in accordance with US-GAAP.

9.   Please tell us the composition of Net cash provided by investing activities from
        discontinued operations within your Consolidated Statement of Cash Flows of
        $1,069 million. Please tell us how such amount correlates to the Gain on
        dispositions, net of income taxes recorded within your Consolidated Statements of
        Operations totaling $478 million. Also, we note your disclosure within note 5
        which notes the gain "includes $472 million, net of income taxes of $260 million,
        recorded on the sale of ACEP on February 20, 2008."

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Home Fashion

10.   Regarding sales incentives, please tell us and disclose in future filings the
        composition of such customer incentives (i.e., volume-based incentive
        arrangements; consideration in the form of discounts or rebates; et cetera) and
        quantify the amount recorded in period presented. Further, please note the
        accounting literature relied upon in accounting for such incentives, including your
        treatment of incentives as a reduction to sales.

7. Investments and Related Matters

c. Automotive, page 133

11.   We note that pursuant the agreement related to your non-controlling interest in a
        joint venture located in Turkey that your partner holds an option to put its shares
        in the joint venture to a subsidiary of Federal-Mogul at the higher of the current
        fair value and a guaranteed amount. We further note that no amount is recorded
        for such contingent guarantee. Please tell us the scope exemption relied upon to
        conclude that such guarantee is not subject to the initial recognition and
        measurement provisions of FIN 45.

                                *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief